Contact

www.linkedin.com/in/san-pathak-b7bb7037 (LinkedIn)

Top Skills

Software Development
Software Engineering
Integration

San Pathak

Our mission is to get more K12 students participating in after-school programs

Greater Indianapolis

Summary

▸#Our Purpose: If you have children at home, you are familiar with the constant desire students have to try new things. One minute it’s sports the next it’s acting. Our hope is to connect students with a variety of afterschool programs in order to help them find their calling early in life. The sooner a child finds their calling, the sooner they can start walking in their purpose.

▸#Our Mission: Our mission is to connect students with engaging programs that ignite their passions. We do that by enabling schools to partner with great afterschool program providers in their communities.

Afterschool enrichment programs create learning opportunities that students look forward to year after year. Students get to participate in programs they choose, which creates additional incentives for better in-school performance. Students discover their gifts and talents while creating close bonds with peers who share their passions.

▸# :

"AfterSchool HQ has saved me time, I’m spending less effort managing flyers and permission slips. It has also helped make sure that parents can see all the opportunities available, and helps CFI 70 stand out to prospective parents as well." -Samantha Weinbrecht

"I really appreciate the opportunity to work with AfterSchool HQ. It has been effective in making registration and payments easier." -Vincent Hernly

Check out our website here: https://afterschoolhq.com/

✉ Send me a message directly with your questions ☛

Experience

AfterSchool HQ
Co-Founder & Chief Operating Officer
November 2016 - Present (9 years 1 month)
Indianapolis, Indiana Area

Element Three
Advisor
December 2016 - Present (9 years)

Reborn Code
VP Technology
May 2015 - 2016 (1 year)

Choosing technology to accomplish the needs of clients, designing systems, and managing a team of developers to bring projects from start to finish.

Corporate Systems Engineering, LLC
VP Engineering
May 2014 - 2015 (1 year)

Managing a team of engineers and developers to complete hardware and software projects. Interfacing with upper management to provide project updates and obtaining market needs, required for setting objectives, deadlines and task priorities. Interfacing with clients and partners for technical support, and system integration.

Applied Instruments, Inc.
Software Engineer
June 2006 - 2011 (5 years)

Creating embedded solutions needed for new product development and existing product enhancements. Maintaining and improving production systems required for calibration and quality assurance of outgoing products.

Education

Purdue University

Electrical and Computer Engineering Technology, Computer Engineering Technology · (2001 - 2006)